CYBERDEFENDER CORPORATION
617 West 7th Street, Suite 1000
Los Angeles, CA 90017

August 19, 2010

VIA EDGAR

Katherine Wray
Attorney Advisor
United States Securities and Exchange Commission
Division of Corporate Finance/Mail Stop 4561
100 F Street, N.E.
Washington, D.C. 20549

Re:	CyberDefender Corporation
Post-Effective Amendment on Form S-3 to Registration Statement on Form S-1
Filed on July 6, 2010
File No. 333-161790

Dear Ms. Wray:

This letter is in response to your letter dated July 26, 2010 relating to the above-referenced filing.  For your ease of reference, we have repeated your comments in this response.  Please note that this letter only addresses the comments to the post-effective amendment on Form S-3 to the registration statement on Form S-1 and the paragraph numbers are keyed to those comments.  We have filed with this letter post-effective amendment number 2 (the “Amendment”) to this registration statement.

General

1.           We note that CyberDefender has a pending confidential treatment request submitted July 1, 2010 that relates to the agreement filed as Exhibit 10.52 to your registration statement and post-effective amendment.  Please be advised that all comments relating to this request will need to be resolved prior to effectiveness of the registration statement and the post-effective amendment.  Comments on the confidential treatment request, if any, will be provided under separate cover.

The request for confidential treatment was withdrawn on August 12, 2010.

2.           It appears that your current reports on Form 8-K filed on July 8, 2009, and January 20, 2010, may not have been timely field.  In this regard, we note the following:

•	your Form 8-K field on July 8, 2009 announced that Bing Liu resigned as a director of the company on June 30, 2009; and

Katherine Wray
Attorney Advisor
United States Securities and Exchange Commission
August 19, 2010

•	your Form 8-K filed on January 20, 2010 announced that Bennet Van de Bunt resigned as a director, and Luc H. Vanhal was appointed as a director, in each case effective January 1, 2010.

In light of the foregoing, if you believe the company is eligible to use Form S-3 at this time, please provide an analysis explaining why you believe it meets the registrant requirements set forth in General Instructions I.A.3.(b) of Form S-3.

Pursuant to your conversations with our legal counsel, Kevin Friedmann, Esq., we believe that this comment was resolved to your satisfaction in the response letter we filed on July 30, 2010 and with the filing, on August 12, 2010, of an amendment to the Current Report on Form 8-K originally filed on January 20, 2010 correcting the disclosure regarding the effective date of Mr. Bennet Van de Bunt’s resignation as a director and Mr. Luc Vanhal’s appointment in his place.

Incorporation of Certain Information by Reference

3.           It appears that you should specifically incorporate by reference into your registration statement on Form S-3 and your post-effective amendment on Form S-3 the following:

•	your current reports filed on Form 8-K filed on January 20, 2010, March 22, 2010, March 25, 2010, May 27, 2010, and June 2, 2010, and

•	your Form 10-K/A filed on July 8, 2010.

See Item 12(a)(2) of Form S-3.  Please revise to incorporate by reference these and any other filings required pursuant to Item 12 of Form S-3.  When amending your filing, consider including a statement to the effect that all filings that you file pursuant to the Exchange Act after “the date of the registration statement and prior to effectiveness of the registration statement” shall be deemed to be incorporated by reference into the prospectus.  Refer to our Securities Act Forms Compliance and Disclosure Interpretations 123.05, available at http://www.sec.gove/divisions/corpfin/guidance/safinterp.htm.

We have revised this disclosure as you requested.  Please see page 14 of the Amendment.

Post-Effective Amendment on Form S-3

General

8.           We note that the number of shares registered for offer and sale under this post-effective amendment (9,726,067) is unchanged from the registration statement as declared effective on November 5, 2009.  To the extent that material sales have occurred pursuant to your registration statement or you are otherwise aware of changes in share ownership of selling securities holders, please update your filing to reflect the aggregate number of shares currently offered for resale under the registration statement, and revise your selling stockholder table and related disclosure as necessary to reflect any changes in the identities of, or number of shares offered by, the selling security holders.  The aggregate shares offered, as listed in the selling stockholder table, should equal the number of shares set forth at the top of your prospectus cover page and wherever else in the document this number appears.  Please revise your filing accordingly, or advise why no such revisions are necessary.

Katherine Wray
Attorney Advisor
United States Securities and Exchange Commission
August 19, 2010

We have revised the prospectus, including the selling stockholder table, to reflect the change in the number of shares currently being offered for resale.

Exhibit 5.1. Opinion of Richardson & Patel LLP

9.           The opinion states that “the shares issuable by the Company pursuant to this Registration Statement will be validly issued, fully paid and nonassessable.”  Please have counsel revise to clarify, if true, that this statement applies to shares that will be issued upon the exercise of warrants.

Richardson & Patel LLP has provided us with a revised legal opinion, as you requested.  Please see exhibit 5.1.

Finally, please note that we have modified the description of our business at page 3 of the prospectus, modified the discussion at Item 15 of the registration statement and modified the exhibit list and certain of the footnotes thereto.

In making this response we acknowledge that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
CyberDefender Corporation may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that we have adequately addressed your comments.  If you have further comments, we ask that you forward a copy of them by facsimile to Kevin Friedmann, Esq. of Richardson & Patel LLP at (917) 591-6898.  Mr. Friedmann’s telephone number is (212) 561-5559.

Katherine Wray
Attorney Advisor
United States Securities and Exchange Commission
August 19, 2010

We look forward to hearing from you shortly.

Very truly yours,

CyberDefender Corporation

By:	/s/ Kevin Harris
Kevin Harris, Chief Financial Officer